SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Drive Shack Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

262077100
(CUSIP Number)

Wesley R. Edens
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th Floor
New York, NY  10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 262077100	Page 2 of 4

1	NAMES OF REPORTING PERSONS
Wesley R. Edens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,251,748

	8	SHARED VOTING POWER
17,441

	9	SOLE DISPOSITIVE POWER
9,251,748

	10	SHARED DISPOSITIVE POWER
17,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,252,523

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	All percentages of Common Shares (as defined below) outstanding contained herein are based on 91,236,930 Common Shares outstanding as of February 3, 2021.

CUSIP No.: 262077100	Page 3 of 4

This Amendment No. 5 on Schedule 13D amends and further supplements the initial Schedule 13D filed by the Reporting Person on December 22, 2016, as amended by Amendment No. 1 filed on March 8, 2017, Amendment No. 2 filed on November 20, 2017, Amendment No. 3 filed on May 17, 2018 and Amendment No. 4 filed on March 13, 2020 (as so amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 5 on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Shares”), of Drive Shack Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 218 West 18th Street, 3rd Floor, New York, NY 10011.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

All percentages of Common Shares outstanding contained herein are based on 91,236,930 Common Shares outstanding as of February 3, 2021.

Of the Common Shares over which Mr. Edens has sole voting and dispositive power, (i) 5,387,354 Common Shares are held by him directly; (ii) 3,847,728 Common Shares are held by The Wesley R. Edens 2011 GRAT Family Trust, for which Mr. Edens serves as trustee; and (iii) 16,666 Common Shares are held by Chinook Charitable Trust, for which Mr. Edens serves as trustee. Mr. Edens may be deemed to have shared voting and dispositive power over (i) 775 Common Shares held by his wife, Lynn Edens, and (ii) 16,666 Common Shares held by Hoofbeat Charitable Trust, for which Mrs. Edens serves as trustee, in respect of which Mr. Edens disclaims beneficial ownership.

Except for the transactions described in this Amendment No. 5 on Schedule 13D, including those described in Item 6 below, there have been no transactions in the Common Shares that were effected during the past 60 days by the Reporting Person.

Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of the Common Shares, as applicable, held in such trusts for the benefit of such trusts’ beneficiaries. The beneficiaries of the trusts are members of Mr. Edens’ family and charitable foundations.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

On January 28, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with BTIG, LLC, as representative of the several underwriters named therein (the “Underwriters”), and Mr. Edens, as the director purchaser. Pursuant to the terms of the Underwriting Agreement, Mr. Edens agreed to purchase, and the Company agreed to sell, subject to and on conditions set forth therein, an aggregate of 672,780 Common Shares, at a price of $2.40 per share (equal to the public offering price). The sales of Common Shares by the Company pursuant to the Underwriting Agreement, including the 23,285,553 Common Shares sold to the Underwriters, closed on February 2, 2021.

CUSIP No.: 262077100	Page 4 of 4

Lock-Up Agreement

In connection with the offering described above, the Issuer and the Issuer’s executive officers and directors, including Mr. Edens, agreed with the Underwriters, subject to specific exceptions, not to offer, pledge, sell or otherwise transfer any of their Common Shares or securities convertible into or exchangeable or exercisable for Common Shares, for a period of 45 days after January 28, 2021, except with prior written consent of the representative.

The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached in Item 7 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description of Exhibit
1
Underwriting Agreement, dated January 28, 2021, among the Company, BTIG, LLC, as the representative of the underwriters named therein, and Mr. Edens, as the director purchaser (incorporated by reference to the Issuer’s Current Report on Form 8-K, Exhibit 1.1, filed on February 2, 2021).

2	Form of Lock-Up Agreement, dated January 28, 2021 (included in Exhibit 1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2021	By:	/s/ Wesley R. Edens
	Name:	Wesley R. Edens